Hudbay Minerals Inc.

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

The following describes the matters voted upon and the outcome of the votes at the Annual and Special Meeting of Shareholders (the "Meeting") of Hudbay Minerals Inc. (the "Corporation") held on May 10, 2023.  All matters voted upon at the Meeting were voted upon by proxy and electronic ballot.

Each of the matters voted upon at the Meeting is described in greater detail in the Corporation's Notice of Annual and Special Meeting of Shareholders and Management Information Circular dated April 3, 2023 (the "Circular") that was made available to shareholders prior to the Meeting.

Item 1:  Election of Directors

At the Meeting, each of the ten nominees listed in the Circular was elected as a director of the Corporation for the ensuing year or until his or her successor is elected or appointed.  The voting results are set forth in the table below:

Director	Number of Votes FOR	Number of Votes AGAINST	Percentage of Votes FOR
Carol T. Banducci	178,525,903	978,744	99.46%
Igor A. Gonzales	176,437,305	3,067,340	98.29%
Sarah B. Kavanagh	175,951,738	3,552,909	98.02%
Carin S. Knickel	175,191,043	4,313,604	97.60%
Peter Kukielski	176,517,867	2,986,779	98.34%
George E. Lafond	178,129,907	1,374,739	99.23%
Stephen A. Lang	169,074,782	10,429,864	94.19%
Daniel Muñiz Quintanilla	173,946,065	5,558,581	96.90%
Colin Osborne	178,740,817	763,828	99.57%
David S. Smith	175,957,239	3,547,406	98.02%

Item 2:  Appointment of Auditor

At the Meeting, Deloitte LLP was re-appointed as auditor of the Corporation and the directors were authorized, upon the recommendation of the Audit Committee, to fix the auditor's remuneration. The voting results are set forth in the table below:

Number of Votes FOR	Number of Votes WITHHELD	Percentage of Votes FOR
181,326,732	4,432,298	97.61%

Item 3:  Say on Pay Advisory Vote

At the Meeting, the non-binding advisory resolution to accept the Corporation's approach to executive compensation disclosed in the Circular was approved.  The voting results are set forth in the table below:

Number of Votes FOR	Number of Votes AGAINST	Percentage of Votes FOR
169,573,993	9,930,652	94.47%

Date:  May 10, 2023

HUDBAY MINERALS INC.

(signed) Patrick Donnelly
Name:	Patrick Donnelly
Title:	Senior Vice President, Legal and Organizational Effectiveness